Exhibit 99.1

Leju Announces ADS Ratio Change

BEIJING, May 10, 2022 /PRNewswire/ -- Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading e-commerce and online media platform for real estate and home furnishing industries in China, today announced that it will change its American depositary share (“ADS”) to ordinary share (“Share”) ratio from one (1) ADS representing one (1) Share to one (1) ADS representing ten (10) Shares. The Company has filed a post-effective amendment to its ADS Registration Statement on Form F-6 (the “Form F-6”) with the Securities and Exchange Commission (the “SEC”) to reflect the change in the ADS ratio. The Company anticipates that the change in the ADS ratio will be effective on May 20, 2022, subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date.

For Leju’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-ten reverse ADS split. Each ADS holder of record at the close of business on the date when the change in ADS ratio is effective will be required to surrender and exchange every ten (10) existing ADSs then held for one (1) new ADS. JPMorgan Chase Bank, N.A., as the depositary bank for Leju’s ADS program, will arrange for the exchange of the current ADSs for the new ones.

The ADS ratio change will have no impact on Leju’s underlying Shares. Furthermore, no action by ADS holders is required to effect the ratio change.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading e-commerce and online media platform for real estate and home furnishing industries in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 380 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

The Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com